Exhibit 99.26

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statement on Form F-10 (File No. 333-238108) of Denison Mines Corp. (the “Registration Statement”) in connection with the report entitled “Preliminary Economic Assessment for Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada” with an effective date of October 30, 2020, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report on Form 40-F and the Registration Statement.

Dated: March 29, 2021

CANCOST Consulting Inc.

Per:__(Signed) Geoff Wilkie______
Name: Geoff Wilkie, P.Eng.
CANCOST Consulting Inc.